

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2021

Steven Helwig
Interim Principal Financial Officer
Radius Health, Inc.
22 Boston Wharf Rd., 7th Floor
Boston, MA 02210

> **Re: Radius Health, Inc.**
> **Form 10-K for the Period Ended December 31, 2021**
> **Filed February 25, 2021**
> **Form 8-K Filed November 8, 2021**
> **File No. 001-35726**

Dear Mr. Helwig:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed November 8, 2021

Exhibit 99.1 Radius Health Inc. Press Release dated November 8, 2021
Radius Health, Inc.: Third Quarter 2021 Results, page 1

1. In future filings, please present with equal or greater prominence the GAAP measure comparable to the non-GAAP measure "Adjusted EBITDA" which is net income (loss). For example, there is no mention of your net loss until page 3 of the exhibit and no mention of net loss in any of the content of your opening bullet points or the bullet points in "Q3 2021 Financial Highlights". Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

2. Please revise your non-GAAP discussion on page 9 in future filings to indicate that adjusted EBITDA is a non-GAAP measure and comply with the requirements of Item 10(e)(1)(i) of Regulation S-K, including reconciliation to the comparable GAAP measure. Also, revise the titles for your non-GAAP measures throughout the document for

consistency. For example, you use non-GAAP net loss and non-GAAP loss per share on page 8 rather than your identified non-GAAP measures non-GAAP adjusted net loss and non-GAAP net loss per share.

3. We noted in the power point presentation related to your third quarter 2021 earnings call provides a full non-GAAP income statement for the three months and quarter ended September 30, 2021. Please confirm that the full non-GAAP financial statement presentation will not be used in future filings. The presentation of a non-GAAP financial statement gives undue prominence to the non-GAAP information. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Christine Torney at 202-551-3652 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences